MESSAGE FROM CEO

Fellow Shareholders

2018 was a year of transformational growth for B2Gold, driven by the first, full year of commercial production from the new large, low-cost Fekola Mine in Mali, which continued to exceed expectations, record annual production from our Masbate Mine in the Philippines and solid production from the Otjikoto Mine in Namibia. For the tenth consecutive year, B2Gold achieved record annual consolidated gold production. As a result of 2018 gold production of over 950,000 ounces, a 51% increase over 2017, we nearly doubled reported gold revenues for the year to $1.2 billion. Due to the increase in low-cost production from Fekola and the company’s ongoing disciplined performance and cost control at all projects, reported cash flows from operations nearly tripled from $155 million in 2017 to $451 million in 2018. The company utilized this additional cash flow to reduce debt by $220 million, to $480 million by year-end, repaying its $259 million convertible debenture. B2Gold ended 2018 in a strong financial position with cash of $103 million and an undrawn balance of $100 million available under its existing corporate revolving loan facility.

Other highlights for 2018 included: the company continued infill and exploration drilling on the Fekola North Extension Zone, which resulted in a dramatic increase in indicated and inferred gold resources; we completed an internal expansion study for the Fekola Mine and process facility that showed the potential to significantly increase Fekola’s low-cost annual gold production with modest capital expenditures and robust economics; in Nicaragua, we received the mine permit for El Limon Central Pit and announced positive results for the expansion study at El Limon Mine; in Colombia, we received a new Mineral Resource model from joint-venture partner Anglo Gold Ashanti that indicates the potential for improved project economics; exploration drilling to the north at Fekola continued to extend The Fekola North Extension Zone and successfully drill tested zones to the south and west of Fekola and the Anaconda Zones, further north; our exploration team continued successful exploration around our existing mines and grass roots exploration programs and acquisitions, looking for potential large gold deposits; we continued to prioritize and improve on our strong commitment to responsible mining including health & safety, environmental and social performance; in 2018 we achieved our best safety year yet, the sixth year in a row of improved results, placing us amongst industry leaders.

The people who choose to work at B2Gold have made these achievements happen. The dedication to accountability and responsibility is seen in individuals across our operations world-wide. I want to acknowledge the contributions of our almost 6,000 employees and thank them for sharing in our success. Effective employee relations and community relations help us to advance our strategy and achieve positive results, as so many of our employees come from the diverse regions where we operate. We are proud that our local employment rate is 97% across our five mines.

I am often asked how B2Gold manages to work in jurisdictions which are diverse and may be viewed as “challenging.” In my mind, some of the keys to our success are our ability to establish positive relationships with local governments and communities and deliver on the promises we make. We make a genuine promise to stakeholders to deliver and to be a responsible company. Our 2018 Responsible Mining Report demonstrates our execution on this promise. Our culture, based on our core principles of fairness, respect, transparency and accountability, is truly entrenched in our company.

It is also these principles that compelled us, after a decade of exceptional growth, to turn our attention inward during 2018. Our executive group challenged ourselves, management, and all employees to look at ourselves critically and determine how we can be the best B2Gold that we can be and raise the bar higher. We also listened to the priorities of governments, communities, shareholders and broader civil society to ensure our priorities were aligned. Our findings reinforce that, if we can govern our business in an ethical manner, create opportunities for people around the world through skills development and good working conditions, and invest in conservation of scarce resources and environments, we will realize our expectations for B2Gold and ourselves as executives. When our executives and directors visit our sites around the globe and people approach us to say “B2Gold has changed my life” it fills us with the energy to continue to develop this extraordinary company.

In regards to strategy, the Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production since 2007, when B2Gold was created as a junior exploration company with no gold production, to over 950,000 ounces of gold from the company’s five gold mines in four countries in 2018. The company's dramatic growth has been driven by a number of key factors. Amongst them are: the company’s disciplined approach to acquisitions based on detailed due diligence by B2Gold’s experienced business, technical, legal and financial teams; the company's demonstrated track record of success in operating in numerous countries world-wide; the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has made new discoveries and realized significant exploration success at the company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

Looking forward, B2Gold will continue with responsible mining in 2019 to maximize cash flows and maintain a strong financial position by continuing our impressive operational and financial performance from existing mines, continue debt repayments and minimize shareholder dilution. In addition, we will pursue internal growth through further expansion, development and exploration of existing projects, and acquire and explore greenfield exploration projects world-wide, alone and in joint ventures.

A major focus for 2019 will be the further infill drilling on the Fekola North extension to convert resources to reserves, the continuation of the Fekola mine fleet and process facility expansion, and additional Fekola exploration. The Fekola expansion study results were released in March, 2019 and indicate that Fekola’s annual gold production can be increased significantly, to average 550,000 ounces of gold production for an initial five years, starting in 2020, with a new mine life of 12 years, averaging 400,000 ounces per year. Operating costs and all in sustaining costs are projected to remain low, averaging $467 and $725 per ounce, respectively. The study indicates robust economics, modest capital expenditures of $50 million for process plant upgrades and $56 million to expand the mining fleet (which will be financed as equipment loans over five years) with payback of the initial capital in less than one year.

In addition, on the Gramalote Project in Colombia, the company is working with its joint-venture partner, reviewing new geologic models and project economics with a view to agreeing budgets to advance the project with further infill drilling, feasibility and permitting work.

In conclusion, I could not be more pleased with the progress we have made at B2Gold in 2018, prior years and to date in 2019. The future looks very bright for our company. However, I’m sure many of you share my frustrations with our performance in the equity markets. While we have, for the third straight year, materially outperformed the S&P/TSX Gold Index, I do not think our market price reflects the dramatic growth we’ve seen in gold production, financial results and development and exploration successes, despite a reasonably stable gold price. To date in 2019, the gold equity markets have weakened further. However, I remain confident that our long-term strategy of being a responsible, low-cost, growth focused gold producer will increase shareholder value.

We will remain committed to organic growth, and the pursuit of continued exploration success. Given our impressive pipeline and our historic exploration success, we do not see acquisitions of development projects or production assets as part of our ongoing strategy.

After such a transformative year, by many measures in 2018, management is excited about continuing our success in 2019 and beyond.

I would like to thank our talented, hard-working executive team for their outstanding work, and our Chairman and Directors for their guidance and support. We would also like to thank our bankers, brokers, financial advisors, lawyers, accountants and consultants for their professional assistance in our success. Finally, I would like to thank our shareholders for their ongoing support of B2Gold.

Yours sincerely,

B2GOLD CORP.

“Clive Johnson”

Clive Johnson

President & CEO
Founder